UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Second Quarter of Fiscal 2019 (Six months ended September 30, 2019) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 14, 2019

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		November 28, 2019	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		December 6, 2019
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2019 (for the six months ended September 30, 2019)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2019	1,987,425	(0.3)	396,471	(15.0)	287,668	(19.9)
1H F2018	1,994,087	12.9	466,912	8.2	359,360	13.4

Note:	Comprehensive Income: 1H F2019: ¥190,448 million, (19.2)%; 1H F2018: ¥235,972 million, (45.3)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2019	11.34	11.34
1H F2018	14.16	14.16

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2019	204,727,684	8,973,937	4.3
Fiscal 2018	200,792,226	9,194,038	4.3

Reference:	Own Capital: As of September 30, 2019: ¥8,837,477 million; As of March 31, 2019: ¥8,748,805 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2018	—	3.75	—	3.75	7.50
Fiscal 2019	—	3.75
Fiscal 2019 (estimate)			—	3.75	7.50

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2019 (for the fiscal year ending March 31, 2020)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2019	470,000	386.7	18.53

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2019: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of shares during 1H and the number of outstanding shares as of September 30, 2019 (which is used as a proxy for the average number of shares during the remainder of the relevant period).

Notes

(1)	Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

i.	Changes in accounting policies due to revisions of accounting standards, etc.: Yes

ii.	Changes in accounting policies other than i above: No

iii.	Changes in accounting estimates: No

iv.	Restatements: No

Note:	For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(3) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of September 30, 2019	25,392,498,945 shares	As of March 31, 2019	25,392,498,945 shares
ii. Period-end treasury stock:	As of September 30, 2019	34,477,267 shares	As of March 31, 2019	33,962,404 shares
iii. Average outstanding shares:	1st Half Fiscal 2019	25,359,550,164 shares	1st Half Fiscal 2018	25,363,166,750 shares

This immediate release is outside the scope of semi-annual audit by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Interim Consolidated Financial Statements and Others	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Consolidated Statements of Changes in Net Assets	p.1-7
	(4) Note for Assumption of Going Concern	p.1-8
ø SELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2019

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Tuesday, November 19, 2019. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

Changes in Accounting Policies

MHFG has applied “Leases” (IFRS 16 and ASU 2016-02) at some consolidated subsidiaries from this interim period ended September 30, 2019. Accordingly, lessees recognize assets and liabilities for all leases as a general rule.

In accordance with transitional treatment, MHFG has recognized the impact of this accounting standard cumulatively as of the date of adoption for balances at the beginning of the interim period ended September 30, 2019.

The impact on the interim consolidated financial statements for the interim period ended September 30, 2019 is immaterial.

1-2

Mizuho Financial Group, Inc.

2. Interim Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2019	As of September 30, 2019
Assets
Cash and Due from Banks	¥45,108,602	¥43,444,902
Call Loans and Bills Purchased	648,254	665,089
Receivables under Resale Agreements	12,997,628	13,660,375
Guarantee Deposits Paid under Securities Borrowing Transactions	2,578,133	3,070,458
Other Debt Purchased	2,828,959	2,861,556
Trading Assets	12,043,608	14,268,595
Money Held in Trust	351,889	347,461
Securities	29,774,489	30,466,939
Loans and Bills Discounted	78,456,935	79,653,636
Foreign Exchange Assets	1,993,668	1,831,329
Derivatives other than for Trading Assets	1,328,227	1,577,986
Other Assets	4,229,589	4,539,742
Tangible Fixed Assets	1,037,006	1,092,867
Intangible Fixed Assets	620,231	608,767
Net Defined Benefit Asset	982,804	994,685
Deferred Tax Assets	37,960	35,890
Customers’ Liabilities for Acceptances and Guarantees	6,062,053	5,884,014
Reserves for Possible Losses on Loans	(287,815)	(276,615)

Total Assets	¥200,792,226	¥204,727,684

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2019	As of September 30, 2019
Liabilities
Deposits	¥124,311,025	¥125,713,322
Negotiable Certificates of Deposit	13,338,571	13,547,082
Call Money and Bills Sold	2,841,931	2,139,924
Payables under Repurchase Agreements	14,640,439	17,339,806
Guarantee Deposits Received under Securities Lending Transactions	1,484,584	1,577,062
Commercial Paper	941,181	654,854
Trading Liabilities	8,325,520	10,019,133
Borrowed Money	3,061,504	1,870,364
Foreign Exchange Liabilities	669,578	546,283
Short-term Bonds	355,539	349,751
Bonds and Notes	8,351,071	8,673,153
Due to Trust Accounts	1,102,073	1,114,501
Derivatives other than for Trading Liabilities	1,165,602	1,280,794
Other Liabilities	4,512,325	4,636,480
Reserve for Bonus Payments	68,117	49,276
Reserve for Variable Compensation	2,867	1,335
Net Defined Benefit Liability	60,873	61,477
Reserve for Director and Corporate Auditor Retirement Benefits	1,389	1,055
Reserve for Possible Losses on Sales of Loans	630	541
Reserve for Contingencies	4,910	5,096
Reserve for Reimbursement of Deposits	19,068	15,888
Reserve for Reimbursement of Debentures	25,566	20,731
Reserves under Special Laws	2,473	2,472
Deferred Tax Liabilities	185,974	186,049
Deferred Tax Liabilities for Revaluation Reserve for Land	63,315	63,290
Acceptances and Guarantees	6,062,053	5,884,014

Total Liabilities	¥191,598,188	¥195,753,746

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,138,449	1,137,550
Retained Earnings	3,915,521	4,107,437
Treasury Stock	(7,703)	(6,809)

Total Shareholders’ Equity	7,303,034	7,494,945

Net Unrealized Gains (Losses) on Other Securities	1,186,401	1,066,749
Deferred Gains or Losses on Hedges	(22,282)	52,387
Revaluation Reserve for Land	137,772	137,716
Foreign Currency Translation Adjustments	(111,057)	(148,153)
Remeasurements of Defined Benefit Plans	254,936	233,831

Total Accumulated Other Comprehensive Income	1,445,770	1,342,532

Stock Acquisition Rights	707	213
Non-Controlling Interests	444,525	136,245

Total Net Assets	9,194,038	8,973,937

Total Liabilities and Net Assets	¥200,792,226	¥204,727,684

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Ordinary Income	¥1,994,087	¥1,987,425
Interest Income	994,826	1,062,855
Interest on Loans and Bills Discounted	604,086	646,722
Interest and Dividends on Securities	163,560	138,351
Fiduciary Income	28,023	27,756
Fee and Commission Income	366,778	360,492
Trading Income	156,449	194,433
Other Operating Income	178,133	224,188
Other Ordinary Income	269,875	117,699
Ordinary Expenses	1,527,175	1,590,953
Interest Expenses	586,633	686,238
Interest on Deposits	217,934	261,393
Fee and Commission Expenses	81,850	84,392
Trading Expenses	—	2,533
Other Operating Expenses	44,155	65,839
General and Administrative Expenses	717,467	670,592
Other Ordinary Expenses	97,067	81,357

Ordinary Profits	466,912	396,471

Extraordinary Gains	10,271	1,252
Extraordinary Losses	3,551	6,252

Income before Income Taxes	473,632	391,471

Income Taxes:
Current	116,078	85,576
Deferred	(14,319)	10,593

Total Income Taxes	101,759	96,169

Profit	371,872	295,302

Profit Attributable to Non-controlling Interests	12,511	7,633

Profit Attributable to Owners of Parent	¥359,360	¥287,668

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Profit	¥371,872	¥295,302
Other Comprehensive Income	(135,899)	(104,853)
Net Unrealized Gains (Losses) on Other Securities	(58,557)	(122,173)
Deferred Gains or Losses on Hedges	(55,862)	74,719
Foreign Currency Translation Adjustments	(3,401)	(34,547)
Remeasurements of Defined Benefit Plans	(15,346)	(20,957)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(2,732)	(1,894)

Comprehensive Income	235,972	190,448

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	224,894	184,486
Comprehensive Income Attributable to Non-controlling Interests	11,078	5,962

1-6

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2018

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,548	1,134,922	4,002,835	(5,997)	7,388,309
Changes during the period
Issuance of New Shares	218	218			437
Cash Dividends			(95,186)		(95,186)
Profit Attributable to Owners of Parent			359,360		359,360
Repurchase of Treasury Stock				(2,856)	(2,856)
Disposition of Treasury Stock		(15)		965	950
Transfer from Revaluation Reserve for Land			1,028		1,028
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		3,307			3,307
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	218	3,511	265,202	(1,891)	267,041

Balance as of the end of the period	2,256,767	1,138,434	4,268,037	(7,888)	7,655,351

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,392,392	(67,578)	144,277	(85,094)	293,536	1,677,534	1,163	754,239	9,821,246
Changes during the period
Issuance of New Shares									437
Cash Dividends									(95,186)
Profit Attributable to Owners of Parent									359,360
Repurchase of Treasury Stock									(2,856)
Disposition of Treasury Stock									950
Transfer from Revaluation Reserve for Land									1,028
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									3,307
Net Changes in Items other than Shareholders’ Equity	(56,859)	(55,840)	(1,028)	(5,696)	(16,070)	(135,495)	(449)	(279,732)	(415,678)
Total Changes during the period	(56,859)	(55,840)	(1,028)	(5,696)	(16,070)	(135,495)	(449)	(279,732)	(148,636)

Balance as of the end of the period	1,335,533	(123,418)	143,248	(90,790)	277,466	1,542,038	714	474,506	9,672,610

1-7

Mizuho Financial Group, Inc.

For the six months ended September 30, 2019

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,138,449	3,915,521	(7,703)	7,303,034
Changes during the period
Cash Dividends			(95,197)		(95,197)
Profit Attributable to Owners of Parent			287,668		287,668
Repurchase of Treasury Stock				(1,850)	(1,850)
Disposition of Treasury Stock		(625)		2,744	2,119
Transfer from Revaluation Reserve for Land			55		55
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(885)			(885)
Transfer from Retained Earnings to Capital Surplus		611	(611)		—
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	—	(899)	191,915	893	191,910

Balance as of the end of the period	2,256,767	1,137,550	4,107,437	(6,809)	7,494,945

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,186,401	(22,282)	137,772	(111,057)	254,936	1,445,770	707	444,525	9,194,038
Changes during the period
Cash Dividends									(95,197)
Profit Attributable to Owners of Parent									287,668
Repurchase of Treasury Stock									(1,850)
Disposition of Treasury Stock									2,119
Transfer from Revaluation Reserve for Land									55
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(885)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ Equity	(119,652)	74,670	(55)	(37,096)	(21,104)	(103,238)	(493)	(308,279)	(412,010)
Total Changes during the period	(119,652)	74,670	(55)	(37,096)	(21,104)	(103,238)	(493)	(308,279)	(220,100)

Balance as of the end of the period	1,066,749	52,387	137,716	(148,153)	233,831	1,342,532	213	136,245	8,973,937

(4) Note for Assumption of Going Concern

There is no applicable information.

1-8

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2019

(Six months ended September 30, 2019)

(Under Japanese GAAP)

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc.,  Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2019	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-8

5. Unrealized Gains/Losses on Securities	CON	NON	2-10

6. Projected Redemption Amounts for Securities	NON		2-12

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2-13

8. Employee Retirement Benefits	NON	CON	2-14

9. Capital Ratio	CON	NON	2-17

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2-18

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-20

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2-21

4. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)	CON	NON	2-22

5. Coverage on Non Performing Loans based on the FRA	NON		2-24

6. Overview of Non-Performing Loans (“NPLs”)	NON		2-27

7. Results of Removal of NPLs from the Balance Sheet	NON		2-28

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2-29

(2) Non Performing Loans based on the FRA and Coverage Ratio by Industry	NON		2-31

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-32

(2) Loans to SMEs and Individual Customers	NON		2-32

10. Status of Loans by Region	NON		2-33

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-34

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2-36

2. Number of Directors and Employees			2-37

3. Number of Offices			2-37

4. Earnings Plan for Fiscal 2019	CON	NON	2-38

Attachments	Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	2-39

Comparison of Non-Consolidated Statements of Income (selected items)	2-40

Mizuho Trust & Banking Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	2-41

Comparison of Non-Consolidated Statements of Income (selected items)	2-42

Statement of Trust Assets and Liabilities	2-43

Comparison of Balances of Principal Items	2-44

Mizuho Securities Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	2-45

Comparison of Non-Consolidated Statements of Income (selected items)	2-46

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2019

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2019		First Half of Fiscal 2018
			Change
Consolidated Gross Profits	1	1,030,722	19,151	1,011,571
Net Interest Income	2	376,617	(31,575)	408,193
Fiduciary Income	3	27,756	(267)	28,023
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	276,100	(8,826)	284,927
Net Trading Income	6	191,899	35,450	156,449
Net Other Operating Income	7	158,349	24,371	133,978
General and Administrative Expenses	8	(670,592)	46,874	(717,467)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(19,142)	1,669	(20,812)
Losses on Write-offs of Loans	10	(13,001)	4,940	(17,942)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	7,915	(42,693)	50,609
Net Gains (Losses) related to Stocks	12	47,418	(102,563)	149,981
Equity in Income from Investments in Affiliates	13	19,109	(288)	19,397
Other	14	(18,959)	7,408	(26,368)

Ordinary Profits	15	396,471	(70,440)	466,912

Net Extraordinary Gains (Losses)	16	(5,000)	(11,720)	6,719
Income before Income Taxes	17	391,471	(82,160)	473,632
Income Taxes—Current	18	(85,576)	30,502	(116,078)
—Deferred	19	(10,593)	(24,912)	14,319
Profit	20	295,302	(76,570)	371,872
Profit Attributable to Non-controlling Interests	21	(7,633)	4,878	(12,511)

Profit Attributable to Owners of Parent	22	287,668	(71,692)	359,360

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(11,226)	(41,023)	29,797

 Credit-related Costs [23] =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

Reference:
Consolidated Net Business Profits	24	348,836	57,799	291,036

 Consolidated Net Business Profits [24] =    Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	122	(3)	125
Number of affiliates under the equity method	26	26	7	19

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2019				First Half
		MHBK	MHTB	Aggregate Figures	Change	of Fiscal 2018
Gross Profits	1	669,168	64,835	734,004	38,699	695,305
Domestic Gross Profits	2	351,229	61,448	412,677	(5,207)	417,884
Net Interest Income	3	213,612	11,665	225,277	(24,194)	249,471
Fiduciary Income	4		27,919	27,919	325	27,593
Trust Fees for Jointly Operated Designated Money Trust	5		2,175	2,175	259	1,915
Credit Costs for Trust Accounts (1)	6		—	—	—	—
Net Fee and Commission Income	7	111,768	11,813	123,582	989	122,593
Net Trading Income (2)	8	(1,890)	7,696	5,806	2,467	3,339
Net Other Operating Income	9	27,738	2,353	30,092	15,205	14,886
International Gross Profits	10	317,939	3,387	321,326	43,906	277,420
Net Interest Income	11	112,411	1,797	114,208	3,056	111,152
Net Fee and Commission Income	12	66,502	(271)	66,230	(171)	66,402
Net Trading Income (2)	13	69,135	(7,201)	61,933	35,079	26,854
Net Other Operating Income	14	69,889	9,063	78,952	5,942	73,010
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(408,569)	(41,324)	(449,894)	26,884	(476,778)
Expense Ratio	16	61.0%	63.7%	61.2%	(7.2%)	68.5%
Personnel Expenses	17	(161,718)	(19,836)	(181,555)	8,364	(189,920)
Non-Personnel Expenses	18	(221,607)	(19,880)	(241,488)	15,752	(257,240)
Premium for Deposit Insurance	19	(15,569)	(647)	(16,216)	(257)	(15,959)
Miscellaneous Taxes	20	(25,243)	(1,607)	(26,851)	2,766	(29,618)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	260,598	23,510	284,109	65,583	218,526

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (3)	22	175,200	12,247	187,447	(2,977)	190,424

Excluding Net Gains (Losses) from redemption of Investment Trusts	23	173,292	12,143	185,435	996	184,439

Reversal of (Provision for) General Reserve for Losses on Loans	24	(13,247)	(94)	(13,341)	(13,298)	(43)

Net Business Profits	25	247,351	23,416	270,768	52,285	218,483

Net Gains (Losses) related to Bonds	26	85,398	11,263	96,661	68,560	28,101
Net Non-Recurring Gains (Losses)	27	48,055	(1,713)	46,341	(102,976)	149,318
Net Gains (Losses) related to Stocks	28	43,626	(406)	43,220	(95,084)	138,304
Expenses related to Portfolio Problems	29	(8,709)	45	(8,664)	10,608	(19,272)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	6,941	24	6,965	(42,996)	49,961
Other	31	6,196	(1,376)	4,820	24,496	(19,676)

Ordinary Profits	32	295,407	21,702	317,110	(50,691)	367,801

Net Extraordinary Gains (Losses)	33	(5,301)	486	(4,815)	(11,687)	6,872
Net Gains (Losses) on Disposition of Fixed Assets	34	(1,632)	827	(805)	(2,601)	1,796
Losses on Impairment of Fixed Assets	35	(3,669)	(341)	(4,010)	(1,637)	(2,372)
Gains on Cancellation of Employee Retirement Benefit Trust	36	—	—	—	(7,448)	7,448
Income before Income Taxes	37	290,105	22,188	312,294	(62,379)	374,673
Income Taxes—Current	38	(65,965)	(3,107)	(69,073)	29,901	(98,974)
—Deferred	39	(5,004)	(3,519)	(8,523)	(618)	(7,905)

Net Income	40	219,135	15,562	234,697	(33,096)	267,794

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

(2) As for Gross Profits for MHTB, parts of Net Trading Income which have been included in International Gross Profits are included in Domestic Gross Profits.

(3) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]

      =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]

Credit-related Costs	41	(15,014)	(24)	(15,039)	(45,686)	30,646

Credit-related Costs [41] = Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	42		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	43	(13,247)	(94)	(13,341)	(59,323)	45,982
Losses on Write-offs of Loans	44	(4,630)	24	(4,605)	7,430	(12,036)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	45	3,410	45	3,455	3,635	(180)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	46	4	—	4	8	(4)
Reversal of (Provision for) Reserve for Contingencies	47	(198)	—	(198)	(255)	56
Other (including Losses on Sales of Loans)	48	(353)	—	(353)	2,817	(3,171)
Total	49	(15,014)	(24)	(15,039)	(45,686)	30,646

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2019		First Half of
			Change	Fiscal 2018
Gross Profits	1	669,168	32,145	637,022
Domestic Gross Profits	2	351,229	(9,794)	361,024
Net Interest Income	3	213,612	(23,705)	237,317
Net Fee and Commission Income	4	111,768	2,854	108,914
Net Trading Income	5	(1,890)	(4,649)	2,759
Net Other Operating Income	6	27,738	15,705	12,033
International Gross Profits	7	317,939	41,940	275,998
Net Interest Income	8	112,411	2,794	109,616
Net Fee and Commission Income	9	66,502	(275)	66,778
Net Trading Income	10	69,135	42,716	26,419
Net Other Operating Income	11	69,889	(3,294)	73,184
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(408,569)	26,985	(435,555)
Expense Ratio	13	61.0%	(7.3%)	68.3%
Personnel Expenses	14	(161,718)	8,315	(170,034)
Non-Personnel Expenses	15	(221,607)	15,977	(237,584)
Premium for Deposit Insurance	16	(15,569)	(261)	(15,307)
Miscellaneous Taxes	17	(25,243)	2,693	(27,936)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	260,598	59,131	201,467

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *	19	175,200	(833)	176,033

Excluding Net Gains (Losses) from redemption of Investment Trusts	20	173,292	3,244	170,047

Reversal of (Provision for) General Reserve for Losses on Loans	21	(13,247)	(13,247)	—

Net Business Profits	22	247,351	45,884	201,467

Net Gains (Losses) related to Bonds	23	85,398	59,965	25,433

Net Non-Recurring Gains (Losses)	24	48,055	(90,250)	138,305
Net Gains (Losses) related to Stocks	25	43,626	(82,526)	126,153
Expenses related to Portfolio Problems	26	(8,709)	10,595	(19,305)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27	6,941	(43,020)	49,961
Other	28	6,196	24,701	(18,505)

Ordinary Profits	29	295,407	(44,365)	339,772

Net Extraordinary Gains (Losses)	30	(5,301)	(12,205)	6,903
Net Gains (Losses) on Disposition of Fixed Assets	31	(1,632)	(3,451)	1,818
Losses on Impairment of Fixed Assets	32	(3,669)	(1,305)	(2,363)
Gains on Cancellation of Employee Retirement Benefit Trust	33	—	(7,448)	7,448
Income before Income Taxes	34	290,105	(56,570)	346,676
Income Taxes—Current	35	(65,965)	28,003	(93,968)
—Deferred	36	(5,004)	455	(5,459)

Net Income	37	219,135	(28,112)	247,247

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[19]

      =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[18]-Net Gains (Losses) related to Bonds[23]

Credit-related Costs	38	(15,014)	(45,671)	30,656

Credit-related Costs [38] =  Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Reserve for Losses on Loans [21] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [27]

Reference: Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	39	(13,247)	(59,272)	46,025
Losses on Write-offs of Loans	40	(4,630)	7,406	(12,036)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	3,410	3,623	(213)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	4	8	(4)
Reversal of (Provision for) Reserve for Contingencies	43	(198)	(255)	56
Other (including Losses on Sales of Loans)	44	(353)	2,817	(3,171)
Total	45	(15,014)	(45,671)	30,656

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2019		First Half of
			Change	Fiscal 2018
Gross Profits	1	64,835	6,553	58,282
Domestic Gross Profits	2	61,448	4,587	56,860
Net Interest Income	3	11,665	(488)	12,153
Fiduciary Income	4	27,919	325	27,593
Trust Fees for Jointly Operated Designated Money Trust	5	2,175	259	1,915
Credit Costs for Trust Accounts (1)	6	—	—	—
Net Fee and Commission Income	7	11,813	(1,865)	13,679
Net Trading Income (2)	8	7,696	7,117	579
Net Other Operating Income	9	2,353	(500)	2,853
International Gross Profits	10	3,387	1,965	1,421
Net Interest Income	11	1,797	261	1,535
Net Fee and Commission Income	12	(271)	104	(375)
Net Trading Income (2)	13	(7,201)	(7,636)	435
Net Other Operating Income	14	9,063	9,236	(173)
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(41,324)	(101)	(41,223)
Expense Ratio	16	63.7%	(6.9%)	70.7%
Personnel Expenses	17	(19,836)	49	(19,886)
Non-Personnel Expenses	18	(19,880)	(225)	(19,655)
Premium for Deposit Insurance	19	(647)	4	(652)
Miscellaneous Taxes	20	(1,607)	73	(1,681)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	23,510	6,451	17,059

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (3)	22	12,247	(2,143)	14,391

Excluding Net Gains (Losses) from redemption of Investment Trusts	23	12,143	(2,247)	14,391

Reversal of (Provision for) General Reserve for Losses on Loans	24	(94)	(51)	(43)

Net Business Profits	25	23,416	6,400	17,016

Net Gains (Losses) related to Bonds	26	11,263	8,595	2,668

Net Non-Recurring Gains (Losses)	27	(1,713)	(12,726)	11,012
Net Gains (Losses) related to Stocks	28	(406)	(12,557)	12,151
Expenses related to Portfolio Problems	29	45	12	32
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	24	24	—
Other	31	(1,376)	(205)	(1,171)

Ordinary Profits	32	21,702	(6,326)	28,028

Net Extraordinary Gains (Losses)	33	486	517	(30)
Net Gains (Losses) on Disposition of Fixed Assets	34	827	849	(21)
Losses on Impairment of Fixed Assets	35	(341)	(332)	(9)
Income before Income Taxes	36	22,188	(5,808)	27,997
Income Taxes—Current	37	(3,107)	1,897	(5,005)
—Deferred	38	(3,519)	(1,073)	(2,445)

Net Income	39	15,562	(4,984)	20,546

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].
(2) As for Gross Profits, parts of Net Trading Income which have been included in International Gross Profits are included in Domestic Gross Profits.
(3) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas [22]
= Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) [21]-Net Gains (Losses) related to Bonds [26]

Credit-related Costs	40	(24)	(14)	(10)

Credit-related Costs [40] =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

Reference: Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	41	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	42	(94)	(51)	(43)
Losses on Write-offs of Loans	43	24	24	—
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	45	12	32
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	—	—	—
Reversal of (Provision for) Reserve for Contingencies	46	—	—	—
Other (including Losses on Sales of Loans)	47	—	—	—
Total	48	(24)	(14)	(10)

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			First Half of Fiscal 2019		First Half of Fiscal 2018
Mizuho Bank				Change
Return on Interest-Earning Assets		1	0.44	(0.04)	0.49
Return on Loans and Bills Discounted (1)		2	0.77	(0.03)	0.80
Return on Securities		3	0.45	(0.09)	0.54
Cost of Funding (including Expenses)		4	0.62	(0.05)	0.68
Cost of Deposits (including Expenses)		5	0.62	(0.08)	0.70
Cost of Deposits (2)		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.59	0.25	0.34

Net Interest Margin	(1)-(4)	8	(0.18)	0.00	(0.19)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.14	0.04	0.10
Loan and Deposit Rate Margin	(2)-(6)	10	0.76	(0.03)	0.80

(1)  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

(2)  Deposits include Negotiable Certificates of Deposit (“NCDs”).

Reference: After excluding loans to the Japanese government and others

Return on Loans and Bills Discounted		11	0.79	(0.04)	0.84
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.17	0.03	0.13
Loan and Deposit Rate Margin	(11)-(6)	13	0.79	(0.04)	0.84

			(%)
Mizuho Trust & Banking			First Half of Fiscal 2019		First Half of Fiscal 2018
				Change
Return on Interest-Earning Assets		14	0.49	(0.02)	0.51
Return on Loans and Bills Discounted (1)		15	0.59	(0.02)	0.62
Return on Securities		16	1.41	0.01	1.40
Cost of Funding		17	0.09	0.00	0.08
Cost of Deposits (2)		18	0.01	(0.01)	0.02

Net Interest Margin	(14)-(17)	19	0.40	(0.02)	0.42
Loan and Deposit Rate Margin	(15)-(18)	20	0.58	(0.01)	0.59

(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). (2) Deposits include NCDs. Reference: After excluding loans to the Japanese government and others

Return on Loans and Bills Discounted		21	0.61	(0.03)	0.65
Loan and Deposit Rate Margin	(21)-(18)	22	0.60	(0.02)	0.63

Reference			(%)
			First Half of Fiscal 2019		First Half of Fiscal 2018
Aggregate Figures for the 2 Banks				Change
Return on Loans and Bills Discounted (1)		23	0.76	(0.03)	0.79
Cost of Deposits (2)		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.75	(0.03)	0.79
(1) Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). (2) Deposits include NCDs.
Reference: After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.78	(0.04)	0.83
Loan and Deposit Rate Margin	(26)-(24)	27	0.78	(0.04)	0.82

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2019
			Change		First Half of Fiscal 2018
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total
Use of Funds	153,577,132	1.12	2,919,245	0.04	150,657,886	1.08
Loans and Bills Discounted	76,482,587	1.52	2,964,668	0.05	73,517,919	1.46
Securities	27,986,229	0.96	(3,803,771)	0.00	31,790,001	0.95

Source of Funds	153,167,575	0.70	2,357,289	0.08	150,810,286	0.62
Deposits	118,965,358	0.41	5,503,953	0.05	113,461,404	0.35
NCDs	13,640,237	0.99	1,314,269	0.08	12,325,967	0.90

Domestic Operations
Use of Funds	107,178,379	0.44	1,674,655	(0.04)	105,503,723	0.49
Loans and Bills Discounted	48,635,360	0.76	1,946,010	(0.03)	46,689,350	0.79
Securities	17,912,446	0.45	(2,215,381)	(0.09)	20,127,828	0.54

Source of Funds	106,677,834	0.04	1,926,927	0.00	104,750,906	0.04
Deposits	92,970,378	0.00	3,834,206	(0.00)	89,136,171	0.00
NCDs	7,174,237	0.00	1,017,260	(0.00)	6,156,976	0.00

International Operations
Use of Funds	49,461,312	2.54	267,880	0.25	49,193,431	2.29
Loans and Bills Discounted	27,847,227	2.84	1,018,658	0.20	26,828,568	2.64
Securities	10,073,782	1.85	(1,588,390)	0.20	11,662,173	1.65

Source of Funds	49,552,301	2.08	(546,347)	0.27	50,098,648	1.81
Deposits	25,994,980	1.87	1,669,747	0.22	24,325,232	1.64
NCDs	6,465,999	2.09	297,008	0.28	6,168,990	1.80

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2019
			Change		First Half of Fiscal 2018
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Total
Use of Funds	6,348,866	0.63	13,978	(0.04)	6,334,888	0.68
Loans and Bills Discounted	3,379,749	0.74	(27,803)	(0.04)	3,407,553	0.78
Securities	880,732	1.47	(70,638)	(0.01)	951,371	1.49

Source of Funds	6,795,148	0.19	(34,533)	(0.03)	6,829,682	0.23
Deposits	3,478,959	0.02	(51,836)	(0.01)	3,530,796	0.03
NCDs	448,309	0.01	54,046	(0.00)	394,263	0.01

Domestic Operations
Use of Funds	5,894,459	0.49	89,228	(0.02)	5,805,230	0.51
Loans and Bills Discounted	3,179,231	0.59	21,806	(0.02)	3,157,425	0.62
Securities	585,021	1.41	(20,537)	0.01	605,558	1.40

Source of Funds	6,327,299	0.09	39,905	0.00	6,287,394	0.08
Deposits	3,471,032	0.01	(45,787)	(0.01)	3,516,820	0.02
NCDs	448,309	0.01	54,046	(0.00)	394,263	0.01

International Operations
Use of Funds	514,572	2.22	(104,646)	0.05	619,219	2.17
Loans and Bills Discounted	200,517	3.09	(49,610)	0.20	250,128	2.88
Securities	295,711	1.60	(50,101)	(0.03)	345,812	1.64

Source of Funds	528,013	1.48	(103,835)	(0.15)	631,849	1.64
Deposits	7,927	1.57	(6,049)	(0.14)	13,976	1.71
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2019		First Half of Fiscal 2018
		Change
Net Gains (Losses) related to Bonds	96,773	69,661	27,111
Gains on Sales and Others	143,364	95,421	47,942
Losses on Sales and Others	(43,312)	(25,534)	(17,778)
Impairment (Devaluation)	(754)	205	(960)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,523)	(431)	(2,092)

	First Half of Fiscal 2019		First Half of Fiscal 2018
		Change
Net Gains (Losses) related to Stocks	47,418	(102,563)	149,981
Gains on Sales	86,698	(94,377)	181,076
Losses on Sales	(21,004)	(8,394)	(12,609)
Impairment (Devaluation)	(10,030)	(8,858)	(1,171)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(8,246)	9,068	(17,314)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2019		First Half of Fiscal 2018
		Change
Net Gains (Losses) related to Bonds	96,661	68,560	28,101
Gains on Sales and Others	143,639	94,573	49,065
Losses on Sales and Others	(43,702)	(25,790)	(17,911)
Impairment (Devaluation)	(751)	208	(960)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,523)	(431)	(2,092)

	First Half of Fiscal 2019		First Half of Fiscal 2018
		Change
Net Gains (Losses) related to Stocks	43,220	(95,084)	138,304
Gains on Sales	79,474	(88,731)	168,206
Losses on Sales	(20,435)	(8,356)	(12,078)
Impairment (Devaluation)	(7,008)	(6,492)	(515)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(565)	(573)	7
Gains (Losses) on Derivatives other than for Trading	(8,246)	9,068	(17,314)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2019		First Half of Fiscal 2018
		Change
Net Gains (Losses) related to Bonds	85,398	59,965	25,433
Gains on Sales and Others	128,580	83,661	44,918
Losses on Sales and Others	(41,431)	(24,633)	(16,798)
Impairment (Devaluation)	(751)	208	(960)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(998)	728	(1,726)

	First Half of Fiscal 2019		First Half of Fiscal 2018
		Change
Net Gains (Losses) related to Stocks	43,626	(82,526)	126,153
Gains on Sales	77,514	(76,033)	153,548
Losses on Sales	(19,091)	(7,838)	(11,253)
Impairment (Devaluation)	(6,697)	(6,181)	(515)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(565)	(573)	7
Gains (Losses) on Derivatives other than for Trading	(7,533)	8,099	(15,633)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2019		First Half of Fiscal 2018
		Change
Net Gains (Losses) related to Bonds	11,263	8,595	2,668
Gains on Sales and Others	15,059	10,912	4,147
Losses on Sales and Others	(2,270)	(1,157)	(1,112)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,525)	(1,159)	(366)

	First Half of Fiscal 2019		First Half of Fiscal 2018
		Change
Net Gains (Losses) related to Stocks	(406)	(12,557)	12,151
Gains on Sales	1,959	(12,697)	14,657
Losses on Sales	(1,343)	(517)	(825)
Impairment (Devaluation)	(311)	(311)	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(712)	968	(1,680)

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

⬛ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2019				As of March 31, 2019
	Book Value (= Fair Value)	Unrealized Gains/Losses			Book Value (= Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	28,973,001	1,527,096	1,710,658	183,562	27,847,545	1,689,866	1,883,436	193,570
Japanese Stocks	2,897,674	1,515,433	1,585,213	69,779	3,143,560	1,723,661	1,774,459	50,797
Japanese Bonds	14,389,685	11,156	44,026	32,869	14,786,949	5,270	37,284	32,014
Japanese Government Bonds	11,426,372	8,871	12,421	3,550	11,896,134	5,921	8,755	2,834
Other	11,685,641	505	81,418	80,913	9,917,034	(39,065)	71,692	110,757
Foreign Bonds	8,948,007	35,891	49,606	13,715	7,418,321	23,694	35,306	11,611

•	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
•	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value, at the consolidated balance sheet date.
•

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

•

Unrealized Gains/Losses include ¥27,601 million and ¥38,000 million, which were recognized in the statement of income for September 30, 2019 and March 31, 2019, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2019 and March 31, 2019 are ¥1,499,494 million and ¥1,651,865 million, respectively.

•

Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2019 and March 31, 2019 are ¥1,066,749 million and ¥1,186,401 million, respectively.

(2) Bonds Held to Maturity

(Millions of yen)
	As of September 30, 2019				As of March 31, 2019
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	1,062,545	12,263	20,212	7,949	1,602,209	7,378	19,907	12,528

Non-Consolidated (1) Other Securities Aggregate Figures for the 2 Banks
	(Millions of yen)

	As of September 30, 2019				As of March 31, 2019

	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses

	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses

Other Securities	28,537,393	1,454,294	1,643,316	189,021	27,416,537	1,617,290	1,813,859	196,568
Japanese Stocks	2,819,465	1,446,599	1,521,960	75,360	3,064,419	1,654,186	1,708,161	53,974
Japanese Bonds	14,367,956	11,143	44,012	32,869	14,764,299	5,258	37,271	32,012
Japanese Government Bonds	11,409,641	8,861	12,411	3,550	11,877,711	5,913	8,745	2,832
Other	11,349,970	(3,448)	77,343	80,791	9,587,819	(42,155)	68,426	110,581
Foreign Bonds	8,729,291	35,015	48,699	13,683	7,196,583	23,108	34,617	11,508
Mizuho Bank
Other Securities	27,717,156	1,366,275	1,545,237	178,961	26,622,049	1,521,244	1,707,856	186,612
Japanese Stocks	2,649,865	1,364,114	1,434,619	70,505	2,880,149	1,557,759	1,608,371	50,611
Japanese Bonds	14,023,382	10,289	43,123	32,833	14,500,458	4,637	36,525	31,887
Japanese Government Bonds	11,147,502	8,749	12,295	3,545	11,687,096	5,853	8,594	2,740
Other	11,043,907	(8,127)	67,493	75,621	9,241,441	(41,152)	62,959	104,112
Foreign Bonds	8,556,878	31,378	44,719	13,341	6,973,236	20,431	31,940	11,508
Mizuho Trust & Banking
Other Securities	820,237	88,018	98,078	10,060	794,488	96,046	106,002	9,956
Japanese Stocks	169,600	82,485	87,340	4,854	184,269	96,427	99,790	3,362
Japanese Bonds	344,574	853	889	35	263,840	621	745	124
Japanese Government Bonds	262,138	111	116	5	190,614	59	151	91
Other	306,063	4,679	9,849	5,169	346,377	(1,002)	5,466	6,469
Foreign Bonds	172,412	3,637	3,979	341	223,347	2,676	2,676	—

•	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
•	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value, at the balance sheet date.
•

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.

•

Unrealized Gains/Losses include ¥27,601 million and ¥38,000 million, which were recognized in the statement of income (aggregate figures for the 2 banks) for September 30, 2019 and March 31, 2019, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment (aggregate figures for the 2 banks) as of September 30, 2019 and March 31, 2019 are ¥1,426,693 million and ¥1,579,289 million, respectively.

•

Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2019 and March 31, 2019 are as follows:

	(Millions of yen)
	As of September 30, 2019	As of March 31, 2019
Aggregate Figures	1,024,727	1,147,453
Mizuho Bank	955,215	1,071,157
Mizuho Trust & Banking	69,511	76,295

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2019				As of March 31, 2019
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Aggregate Figures	1,062,545	12,263	20,212	7,949	1,602,209	7,378	19,907	12,528
Mizuho Bank	1,062,545	12,263	20,212	7,949	1,602,209	7,378	19,907	12,528
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2019				As of March 31, 2019
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Aggregate Figures	135,771	232,999	232,999	—	135,763	176,806	176,806	—
Mizuho Bank	135,771	232,999	232,999	—	135,763	176,806	176,806	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

Reference

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amounts are as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2019		As of March 31, 2019
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,499,494	(152,370)	1,651,865
Japanese Stocks	1,491,443	(196,207)	1,687,650
Japanese Bonds	11,156	5,886	5,270
Japanese Government Bonds	8,871	2,950	5,921
Other	(3,105)	37,949	(41,055)
Foreign Bonds	32,279	10,575	21,704
Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2019		As of March 31, 2019
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,426,693	(152,596)	1,579,289
Japanese Stocks	1,422,609	(195,566)	1,618,175
Japanese Bonds	11,143	5,884	5,258
Japanese Government Bonds	8,861	2,948	5,913
Other	(7,059)	37,085	(44,145)
Foreign Bonds	31,404	10,286	21,118

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

⬛ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2019				Change				Maturity as of March 31, 2019
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	6,418.4	6,267.0	1,631.6	574.7	(2,399.2)	2,250.0	(505.8)	(253.6)	8,817.6	4,016.9	2,137.5	828.3
Japanese Government Bonds	6,047.0	4,886.7	1,010.2	—	(2,407.7)	2,188.6	(514.2)	(245.0)	8,454.7	2,698.1	1,524.4	245.0
Japanese Local Government Bonds	9.1	148.4	73.1	3.0	1.9	30.2	(4.2)	(1.6)	7.2	118.1	77.3	4.7
Japanese Corporate Bonds	362.2	1,231.9	548.3	571.6	6.5	31.1	12.5	(6.9)	355.7	1,200.7	535.7	578.5
Other	3,355.9	1,016.2	2,603.9	3,065.5	(354.0)	(581.1)	1,644.4	1,355.6	3,709.9	1,597.3	959.5	1,709.8

Mizuho Bank
Japanese Bonds	6,155.2	6,208.8	1,609.3	574.7	(2,517.1)	2,272.1	(491.0)	(253.6)	8,672.3	3,936.6	2,100.4	828.3
Japanese Government Bonds	5,785.0	4,886.7	1,010.2	—	(2,534.7)	2,223.6	(494.2)	(245.0)	8,319.7	2,663.1	1,504.4	245.0
Japanese Local Government Bonds	8.6	147.6	73.1	3.0	1.9	30.5	(4.2)	(1.6)	6.7	117.1	77.3	4.7
Japanese Corporate Bonds	361.5	1,174.4	525.9	571.6	15.6	18.0	7.3	(6.9)	345.8	1,156.4	518.6	578.5
Other	3,355.1	1,001.8	2,507.4	3,007.2	(353.6)	(544.8)	1,698.5	1,322.3	3,708.8	1,546.7	808.8	1,684.9

Mizuho Trust & Banking
Japanese Bonds	263.1	58.1	22.3	—	117.9	(22.1)	(14.7)	—	145.2	80.3	37.0	—
Japanese Government Bonds	262.0	—	—	—	127.0	(35.0)	(20.0)	—	135.0	35.0	20.0	—
Japanese Local Government Bonds	0.5	0.7	—	—	0.0	(0.2)	—	—	0.4	1.0	—	—
Japanese Corporate Bonds	0.6	57.4	22.3	—	(9.1)	13.1	5.2	—	9.8	44.2	17.0	—
Other	0.7	14.3	96.5	58.2	(0.4)	(36.2)	(54.1)	33.3	1.1	50.6	150.6	24.9

2-12

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

⬛ Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2019				Change				As of March 31, 2019
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	2,173.8	12,555.2	7,677.4	22,406.6	(1,119.0)	2,867.1	(1,736.1)	11.8	3,292.9	9,688.1	9,413.6	22,394.7
Receive Float / Pay Fixed	298.7	2,884.0	3,400.8	6,583.6	68.1	636.0	(1,690.3)	(986.1)	230.5	2,247.9	5,091.2	7,569.7
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	2,472.6	15,439.2	11,078.3	28,990.2	(1,050.8)	3,503.1	(3,426.5)	(974.2)	3,523.4	11,936.1	14,504.9	29,964.5

Mizuho Bank
Receive Fixed / Pay Float	2,173.8	12,555.2	7,677.4	22,406.6	(1,119.0)	2,867.1	(1,736.1)	11.8	3,292.9	9,688.1	9,413.6	22,394.7
Receive Float / Pay Fixed	278.7	2,654.0	3,215.8	6,148.6	48.1	496.0	(1,730.3)	(1,186.1)	230.5	2,157.9	4,946.2	7,334.7
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	2,452.6	15,209.2	10,893.3	28,555.2	(1,070.8)	3,363.1	(3,466.5)	(1,174.2)	3,523.4	11,846.1	14,359.9	29,729.5

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Float / Pay Fixed	20.0	230.0	185.0	435.0	20.0	140.0	40.0	200.0	—	90.0	145.0	235.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	20.0	230.0	185.0	435.0	20.0	140.0	40.0	200.0	—	90.0	145.0	235.0

Reference:

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2019			Change			As of March 31, 2019
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	1,090.3	1,022.4	67.8	158.1	48.9	109.1	932.1	973.5	(41.3)
Mizuho Bank	1,010.6	939.1	71.4	162.5	52.0	110.5	848.0	887.1	(39.0)
Mizuho Trust & Banking	79.6	83.3	(3.6)	(4.3)	(3.0)	(1.3)	84.0	86.3	(2.3)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-13

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2019
			Change	First Half of Fiscal 2018
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,245,869	9,421	1,236,447
Discount Rate (%)		0.00~0.70		0.02~0.98
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	2,157,954	(8,109)	2,166,064
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(374,443)	48,127	(422,570)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	537,641	30,595	507,046
Mizuho Bank
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,096,412	7,001	1,089,411
Discount Rate (%)		0.00~0.70		0.02~0.98
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,922,809	(20,391)	1,943,201
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(344,521)	51,814	(396,336)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	481,875	24,421	457,453
Mizuho Trust & Banking
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	149,456	2,420	147,036
Discount Rate (%)		0.00~0.70		0.02~0.98
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	235,145	12,281	222,863
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(29,922)	(3,687)	(26,234)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	55,766	6,173	49,592

2-14

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks
	(Millions of yen)
	First Half of Fiscal 2019		First Half of
		Change	Fiscal 2018
Service Cost	(14,752)	(584)	(14,167)
Interest Cost	(1,564)	538	(2,102)
Expected Return on Plan Assets	17,363	912	16,450
Accumulation (Amortization) of Unrecognized Actuarial Differences	30,795	15,188	15,606
Accumulation (Amortization) of Unrecognized Prior Service Cost	(2,301)	(2,301)	—
Gains on Cancellation of Employee Retirement Benefit Trust	—	(7,448)	7,448
Other	(1,738)	(618)	(1,119)

Total	27,801	5,686	22,115

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains. Mizuho Bank
	(Millions of yen)
	First Half of Fiscal 2019		First Half of
		Change	Fiscal 2018
Service Cost	(12,504)	(449)	(12,054)
Interest Cost	(1,374)	475	(1,850)
Expected Return on Plan Assets	15,552	843	14,709
Accumulation (Amortization) of Unrecognized Actuarial Differences	28,661	13,365	15,295
Accumulation (Amortization) of Unrecognized Prior Service Cost	(2,013)	(2,013)	—
Gains on Cancellation of Employee Retirement Benefit Trust	—	(7,448)	7,448
Other	(1,575)	(556)	(1,019)

Total	26,745	4,216	22,529

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains. Mizuho Trust & Banking
	(Millions of yen)
	First Half of Fiscal 2019		First Half of
		Change	Fiscal 2018
Service Cost	(2,248)	(135)	(2,112)
Interest Cost	(189)	62	(251)
Expected Return on Plan Assets	1,810	68	1,741
Accumulation (Amortization) of Unrecognized Actuarial Differences	2,134	1,823	310
Accumulation (Amortization) of Unrecognized Prior Service Cost	(287)	(287)	—
Other	(162)	(62)	(100)

Total	1,056	1,469	(413)

2-15

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations
		(Millions of yen)
		First Half of Fiscal 2019		First Half of
			Change	Fiscal 2018
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,462,237	20,854	1,441,383
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	2,384,168	5,501	2,378,667
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(366,177)	51,915	(418,093)
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D)	982,804	(13,369)	996,173
Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D)	60,873	1,982	58,890
Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		First Half of Fiscal 2019		First Half of
			Change	Fiscal 2018
Service Cost		(21,725)	(843)	(20,881)
Interest Cost		(1,884)	598	(2,482)
Expected Return on Plan Assets		19,461	1,036	18,425
Accumulation (Amortization) of Unrecognized Actuarial Differences		30,239	15,195	15,043
Accumulation (Amortization) of Unrecognized Prior Service Cost		(2,769)	(2,734)	(34)
Gains on Cancellation of Employee Retirement Benefit Trust		—	(7,448)	7,448
Other		(3,576)	(5)	(3,571)

Total		19,745	5,799	13,946

(1)	Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.
(2)	Parts of Income (Expenses) related to Employee Retirement Benefits which have been included in Other are included in Accumulation (Amortization) of Unrecognized Prior Service Cost.

2-16

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

	(%, Billions of yen)
	Consolidated
	As of September 30, 2019 (Preliminary)		As of March 31, 2019
International Standard		Change
(1) Total Capital Ratio	17.92	(0.93)	18.85
(2) Tier 1 Capital Ratio	15.11	(0.83)	15.94
(3) Common Equity Tier 1 Capital Ratio	12.18	(0.58)	12.76
(4) Total Capital	10,864.8	(52.6)	10,917.5
(5) Tier 1 Capital	9,161.7	(70.3)	9,232.1
(6) Common Equity Tier 1 Capital	7,383.2	(6.7)	7,390.0
(7) Risk weighted Assets	60,599.1	2,699.5	57,899.5
(8) Total Required Capital (7) X8%	4,847.9	215.9	4,631.9

Mizuho Bank

	Consolidated			Non-Consolidated
	As of September 30, 2019 (Preliminary)		As of March 31, 2019	As of September 30, 2019 (Preliminary)
International Standard		Change
(1) Total Capital Ratio	18.27	(0.75)	19.02	18.75
(2) Tier 1 Capital Ratio	15.37	(0.69)	16.06	15.68
(3) Common Equity Tier 1 Capital Ratio	12.18	(0.42)	12.60	12.30
(4) Total Capital	10,142.3	44.3	10,098.0	9,792.0
(5) Tier 1 Capital	8,532.5	5.1	8,527.3	8,190.6
(6) Common Equity Tier 1 Capital	6,761.4	71.6	6,689.7	6,422.6
(7) Risk weighted Assets	55,484.1	2,410.5	53,073.6	52,213.3
(8) Total Required Capital (7) X8%	4,438.7	192.8	4,245.8	4,177.0
Mizuho Trust & Banking
	Consolidated			Non-Consolidated
	As of September 30, 2019 (Preliminary)		As of March 31, 2019	As of September 30, 2019 (Preliminary)
International Standard		Change
(1) Total Capital Ratio	24.11	0.24	23.87	23.76
(2) Tier 1 Capital Ratio	23.99	0.29	23.70	23.64
(3) Common Equity Tier 1 Capital Ratio	23.96	0.29	23.67	23.64
(4) Total Capital	513.3	8.7	504.6	502.8
(5) Tier 1 Capital	510.7	9.7	500.9	500.2
(6) Common Equity Tier 1 Capital	510.2	9.8	500.4	500.2
(7) Risk weighted Assets	2,128.9	15.4	2,113.4	2,116.0
(8) Total Required Capital (7) X8%	170.3	1.2	169.0	169.2

2-17

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.
•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2019				As of March 31, 2019
		%	Change	%		%
Loans to Bankrupt Obligors	13,592	0.01	2,198	0.00	11,393	0.01
Non-Accrual Delinquent Loans	412,343	0.51	33,117	0.03	379,225	0.48
Loans Past Due for 3 Months or More	1,177	0.00	740	0.00	436	0.00
Restructured Loans	208,364	0.26	12,997	0.01	195,366	0.24

Total	635,476	0.79	49,054	0.05	586,422	0.74

Total Loans	79,653,636	100.00	1,196,701		78,456,935	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	84,889		(2,523)		87,413

Trust Account
	As of September 30, 2019				As of March 31, 2019
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,764	29.61	(6)	1.46	2,770	28.15
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,764	29.61	(6)	1.46	2,770	28.15

Total Loans	9,332	100.00	(507)		9,840	100.00

Consolidated + Trust Account
	As of September 30, 2019				As of March 31, 2019
		%	Change	%		%
Loans to Bankrupt Obligors	13,592	0.01	2,198	0.00	11,393	0.01
Non-Accrual Delinquent Loans	415,107	0.52	33,111	0.03	381,995	0.48
Loans Past Due for 3 Months or More	1,177	0.00	740	0.00	436	0.00
Restructured Loans	208,364	0.26	12,997	0.01	195,366	0.24

Total	638,241	0.80	49,048	0.05	589,192	0.75

Total Loans	79,662,969	100.00	1,196,194		78,466,775	100

Trust account represents trust accounts that guarantee principals in the agreement.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2019				As of March 31, 2019
(Banking Account + Trust Account)		%	Change	%		%

Loans to Bankrupt Obligors	12,468	0.01	2,161	0.00	10,306	0.01
Non-Accrual Delinquent Loans	382,673	0.47	33,204	0.03	349,469	0.44
Loans Past Due for 3 Months or More	1,177	0.00	741	0.00	436	0.00
Restructured Loans	173,697	0.21	14,334	0.01	159,363	0.20

Total	570,016	0.70	50,441	0.05	519,575	0.65

Total Loans	80,867,652	100.00	1,455,274		79,412,377	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	79,005		(2,790)		81,795
Mizuho Bank
Loans to Bankrupt Obligors	12,450	0.01	2,156	0.00	10,293	0.01
Non-Accrual Delinquent Loans	377,260	0.48	34,098	0.03	343,161	0.45
Loans Past Due for 3 Months or More	1,177	0.00	741	0.00	436	0.00
Restructured Loans	171,861	0.22	13,733	0.01	158,127	0.20

Total	562,748	0.72	50,729	0.05	512,019	0.67

Total Loans	77,487,596	100.00	1,440,232		76,047,363	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	78,515		(2,768)		81,284
Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	18	0.00	4	0.00	13	0.00
Non-Accrual Delinquent Loans	2,649	0.07	(887)	(0.02)	3,537	0.10
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	1,836	0.05	601	0.01	1,235	0.03

Total	4,503	0.13	(281)	(0.00)	4,785	0.14

Total Loans	3,370,722	100.00	15,549		3,355,173	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	489		(21)		511
(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,764	29.61	(6)	1.46	2,770	28.15
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,764	29.61	(6)	1.46	2,770	28.15

Total Loans	9,332	100.00	(507)		9,840	100.00

Trust account represents trust accounts that guarantee principals in the agreement.

2-19

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2019		As of March 31, 2019
		Change
Reserves for Possible Losses on Loans	276,615	(11,200)	287,815
General Reserve for Possible Losses on Loans	147,365	11,342	136,022
Specific Reserve for Possible Losses on Loans	129,249	(22,537)	151,787
Reserve for Possible Losses on Loans to Restructuring Countries	—	(5)	5
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	94,274	2,004	92,269

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2019		As of March 31, 2019
		Change
Reserves for Possible Losses on Loans	239,980	(4,420)	244,401
General Reserve for Possible Losses on Loans	123,709	13,341	110,367
Specific Reserve for Possible Losses on Loans	116,271	(17,756)	134,028
Reserve for Possible Losses on Loans to Restructuring Countries	—	(5)	5
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	87,981	1,730	86,250
Mizuho Bank
Reserves for Possible Losses on Loans	237,869	(4,207)	242,076
General Reserve for Possible Losses on Loans	121,732	13,247	108,485
Specific Reserve for Possible Losses on Loans	116,136	(17,449)	133,585
Reserve for Possible Losses on Loans to Restructuring Countries	—	(5)	5
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	87,491	1,752	85,739
Mizuho Trust & Banking
Reserves for Possible Losses on Loans	2,111	(213)	2,324
General Reserve for Possible Losses on Loans	1,976	94	1,882
Specific Reserve for Possible Losses on Loans	135	(307)	442
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	489	(21)	511

Reserve for Possible Losses on Entrusted Loans (¥28 million and ¥30 million for September 30, 2019 and March 31, 2019, respectively) is not included in the above figures for Trust Account.

2-20

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2019		As of March 31, 2019
		Change
Mizuho Financial Group	43.52	(5.55)	49.07
Above figures are presented net of partial direct write-offs. Non-Consolidated
	(%)
	As of September 30, 2019		As of March 31, 2019
		Change
Total	42.30	(4.98)	47.29
Mizuho Bank	42.26	(5.00)	47.27
Mizuho Trust & Banking (Banking Account)	46.88	(1.69)	48.58
Above figures are presented net of partial direct write-offs.

2-21

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of September 30, 2019		As of March 31, 2019
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	59,960	169	59,790
Claims with Collection Risk	390,053	31,211	358,841
Claims for Special Attention	209,541	13,738	195,803
Sub-total[1]	659,555	45,120	614,435
Normal Claims	88,536,607	1,365,082	87,171,524
Total[2]	89,196,163	1,410,202	87,785,960

	(%)
NPL ratio[1]/[2]	0.73	0.03	0.69
Above figures are presented net of partial direct write-offs.
Trust Account
	(Millions of yen)
	As of September 30, 2019		As of March 31, 2019
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2,764	(6)	2,770
Claims for Special Attention	—	—	—
Sub-total[3]	2,764	(6)	2,770
Normal Claims	6,568	(500)	7,069
Total[4]	9,332	(507)	9,840

	(%)
NPL ratio[3]/[4]	29.61	1.46	28.15

Consolidated + Trust Account

	(Millions of yen)
	As of September 30, 2019		As of March 31, 2019
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	59,960	169	59,790
Claims with Collection Risk	392,817	31,205	361,612
Claims for Special Attention	209,541	13,738	195,803
Sub-total[5]	662,319	45,113	617,206
Normal Claims	88,543,176	1,364,581	87,178,594
Total[6]	89,205,496	1,409,695	87,795,800

	(%)
NPL ratio[5]/[6]	0.74	0.03	0.70

Note: Trust account represents trust accounts that guarantee principals in the agreement.

2-22

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen)
Aggregate Figures for the 2 Banks	As of September 30, 2019		As of March 31, 2019
(Banking Account + Trust Account)		Change

Claims against Bankrupt and Substantially Bankrupt Obligors	51,629	(1,336)	52,966
Claims with Collection Risk	378,219	30,526	347,692
Claims for Special Attention	174,874	15,075	159,799
Sub-total[1]	604,723	44,265	560,458
Normal Claims	90,142,886	906,080	89,236,806
Total[2]	90,747,610	950,345	89,797,264

	(%)
NPL ratio[1]/[2]	0.66	0.04	0.62

Above figures are presented net of partial direct write-offs.

Mizuho Bank
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	51,163	(1,322)	52,485
Claims with Collection Risk	373,254	31,401	341,852
Claims for Special Attention	173,038	14,474	158,563
Sub-total[3]	597,456	44,553	552,902
Normal Claims	86,748,031	888,599	85,859,431
Total[4]	87,345,487	933,153	86,412,333

	(%)
NPL ratio[3]/[4]	0.68	0.04	0.63

Above figures are presented net of partial direct write-offs.
Mizuho Trust & Banking (Banking Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	466	(14)	481
Claims with Collection Risk	2,200	(868)	3,069
Claims for Special Attention	1,836	601	1,235
Sub-total[5]	4,503	(281)	4,785
Normal Claims	3,388,286	17,981	3,370,305
Total[6]	3,392,790	17,699	3,375,091

	(%)
NPL ratio[5]/[6]	0.13	(0.00)	0.14

Above figures are presented net of partial direct write-offs.
(Trust Account)
	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2,764	(6)	2,770
Claims for Special Attention	—	—	—
Sub-total[7]	2,764	(6)	2,770
Normal Claims	6,568	(500)	7,069
Total[8]	9,332	(507)	9,840

	(%)
NPL ratio[7]/[8]	29.61	1.46	28.15

Note: Trust account represents trust accounts that guarantee principals in the agreement.

2-23

Mizuho Financial Group, Inc.

5. Coverage on Non Performing Loans based on the FRA

Non-Consolidated

(1) Non Performing Loans based on the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)

	As of September 30, 2019

		Change	As of March 31, 2019

Claims against Bankrupt and Substantially Bankrupt Obligors	51.6	(1.3)	52.9
Collateral, Guarantees, and equivalent	45.3	(0.7)	46.0
Reserve for Possible Losses	6.2	(0.6)	6.8
Claims with Collection Risk	375.4	30.5	344.9
Collateral, Guarantees, and equivalent	203.4	74.2	129.1
Reserve for Possible Losses	111.4	(17.2)	128.6
Claims for Special Attention	174.8	15.0	159.7
Collateral, Guarantees, and equivalent	66.9	12.5	54.3
Reserve for Possible Losses	23.0	2.3	20.6

Total	601.9	44.2	557.6

Collateral, Guarantees, and equivalent	315.7	86.1	229.6
Reserve for Possible Losses	140.7	(15.4)	156.1

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	51.1	(1.3)	52.4
Collateral, Guarantees, and equivalent	44.9	(0.6)	45.6
Reserve for Possible Losses	6.2	(0.6)	6.8
Claims with Collection Risk	373.2	31.4	341.8
Collateral, Guarantees, and equivalent	201.4	74.6	126.8
Reserve for Possible Losses	111.3	(16.8)	128.1
Claims for Special Attention	173.0	14.4	158.5
Collateral, Guarantees, and equivalent	66.9	12.6	54.2
Reserve for Possible Losses	22.6	2.2	20.4

Total	597.4	44.5	552.9

Collateral, Guarantees, and equivalent	313.3	86.6	226.6
Reserve for Possible Losses	140.2	(15.2)	155.5

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.4	(0.0)	0.4
Collateral, Guarantees, and equivalent	0.4	(0.0)	0.4
Reserve for Possible Losses	0.0	0.0	—
Claims with Collection Risk	2.2	(0.8)	3.0
Collateral, Guarantees, and equivalent	1.9	(0.3)	2.3
Reserve for Possible Losses	0.1	(0.3)	0.4
Claims for Special Attention	1.8	0.6	1.2
Collateral, Guarantees, and equivalent	0.0	(0.1)	0.1
Reserve for Possible Losses	0.3	0.1	0.2

Total	4.5	(0.2)	4.7

Collateral, Guarantees, and equivalent	2.4	(0.4)	2.9
Reserve for Possible Losses	0.4	(0.1)	0.6

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	2.7	(0.0)	2.7
Collateral, Guarantees, and equivalent	2.7	(0.0)	2.7
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Total	2.7	(0.0)	2.7

Collateral, Guarantees, and equivalent	2.7	(0.0)	2.7

Trust account represents trust accounts that guarantee principals in the agreement.

2-24

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2019
		Change	As of March 31, 2019
Coverage Amount	456.4	70.6	385.8
Reserves for Possible Losses on Loans	140.7	(15.4)	156.1
Collateral, Guarantees, and equivalent	315.7	86.1	229.6

	(%)
Coverage Ratio	75.9	6.6	69.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	83.8	9.1	74.7
Claims for Special Attention	51.4	4.4	46.9
Claims against Special Attention Obligors	54.7	4.2	50.5

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	64.7	5.1	59.6
Claims for Special Attention	21.3	1.7	19.6
Claims against Special Attention Obligors	23.1	2.5	20.5

Reference: Reserve Ratio
	(%)
Claims against Special Attention Obligors	13.58	0.82	12.75
Claims against Watch Obligors excluding Special Attention Obligors	3.09	0.62	2.46
Claims against Normal Obligors	0.05	(0.00)	0.05

Mizuho Bank
	(Billions of yen)
Coverage Amount	453.5	71.3	382.2
Reserves for Possible Losses on Loans	140.2	(15.2)	155.5
Collateral, Guarantees, and equivalent	313.3	86.6	226.6

	(%)
Coverage Ratio	75.9	6.7	69.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	83.8	9.1	74.6
Claims for Special Attention	51.7	4.6	47.1
Claims against Special Attention Obligors	55.0	4.4	50.6

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	64.8	5.1	59.6
Claims for Special Attention	21.3	1.7	19.6
Claims against Special Attention Obligors	23.1	2.6	20.5

Reference: Reserve Ratio
	(%)
Claims against Special Attention Obligors	13.53	0.78	12.74
Claims against Watch Obligors excluding Special Attention Obligors	3.10	0.63	2.47
Claims against Normal Obligors	0.05	(0.00)	0.05

2-25

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of September 30, 2019
		Change	As of March 31, 2019
Coverage Amount	2.9	(0.6)	3.5
Reserves for Possible Losses on Loans	0.4	(0.1)	0.6
Collateral, Guarantees, and equivalent	2.4	(0.4)	2.9

	(%)
Coverage Ratio	65.5	(9.5)	75.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	94.1	4.5	89.5
Claims for Special Attention	22.4	(6.7)	29.2
Claims against Special Attention Obligors	22.4	(18.9)	41.3

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	48.5	(9.4)	57.9
Claims for Special Attention	20.7	1.2	19.4
Claims against Special Attention Obligors	20.7	1.2	19.4

Reference: Reserve Ratio
	(%)
Claims against Special Attention Obligors	20.25	6.10	14.15
Claims against Watch Obligors excluding Special Attention Obligors	1.86	0.75	1.11
Claims against Normal Obligors	0.03	(0.00)	0.04

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Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes:	1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
	2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Non Performing Loans based on the FRA represents the amount of claims other than loans included in Non Performing Loans based on the FRA.

2-27

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2016	Fiscal 2017	Fiscal 2018	Fiscal 2019
	As of March 31, 2017	As of March 31, 2018	As of March 31, 2019	As of September 30, 2019
				MHBK	MHTB*	Aggregate Figures for the 2 Banks
							Change from March 31, 2019
Claims against Bankrupt and Substantially Bankrupt Obligors	82.7	64.1	27.7	25.8	0.2	26.1	(1.6)
Claims with Collection Risk	390.0	218.1	153.8	134.2	4.3	138.6	(15.2)
Amount Categorized as above up to Fiscal 2016	472.8	282.3	181.6	160.1	4.6	164.7	(16.8)
of which the amount which was in the process of being removed from the balance sheet	72.7	34.9	16.8	18.8	0.2	19.1	2.2
Claims against Bankrupt and Substantially Bankrupt Obligors		12.4	5.9	3.5	0.0	3.5	(2.3)
Claims with Collection Risk		66.1	33.9	24.0	0.1	24.2	(9.7)
Amount Newly Categorized as above during Fiscal 2017		78.5	39.8	27.5	0.2	27.7	(12.0)
of which the amount which was in the process of being removed from the balance sheet		12.2	5.7	3.3	0.0	3.3	(2.3)
Claims against Bankrupt and Substantially Bankrupt Obligors			19.3	14.3	0.1	14.4	(4.8)
Claims with Collection Risk			159.8	110.3	0.3	110.6	(49.1)
Amount Newly Categorized as above during Fiscal 2018			179.1	124.6	0.4	125.0	(54.0)
of which the amount which was in the process of being removed from the balance sheet			18.2	11.8	0.1	12.0	(6.2)
Claims against Bankrupt and Substantially Bankrupt Obligors				7.5	0.0	7.5	7.5
Claims with Collection Risk				104.5	0.1	104.6	104.6
Amount Newly Categorized as above during the First Half of Fiscal 2019				112.0	0.1	112.2	112.2
of which the amount which was in the process of being removed from the balance sheet				7.5	0.0	7.5	7.5
Claims against Bankrupt and Substantially Bankrupt Obligors	82.7	76.6	52.9	51.1	0.4	51.6	(1.3)
Claims with Collection Risk	390.0	284.2	347.6	373.2	4.9	378.2	30.5
Total	472.8	360.9	400.6	424.4	5.4	429.8	29.1
of which the amount which was in the process of being removed from the balance sheet	72.7	47.2	40.8	41.5	0.4	42.0	1.2

*	Trust account represents trust accounts that guarantee principals in the agreement.

*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2019

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(2.7)	(2.7)	—
Restructuring	(9.1)	(9.1)	—
Improvement in Business Performance due to Restructuring	—	—	—
Loan Sales	(2.0)	(2.0)	—
Direct Write-off	7.1	7.4	(0.2)
Other	(76.2)	(75.4)	(0.7)
Debt recovery	(33.3)	(33.1)	(0.1)
Improvement in Business Performance	(42.8)	(42.2)	(0.6)

Total	(83.0)	(81.9)	(1.0)

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2019				As of March 31, 2019
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	58,086.3	479.3	651.6	46.3	57,434.6	433.0
Manufacturing	9,568.8	134.5	126.9	39.4	9,441.9	95.1
Agriculture & Forestry	49.9	0.7	2.4	0.5	47.4	0.2
Fishery	2.4	—	0.2	—	2.1	—
Mining, Quarrying Industry & Gravel Extraction Industry	231.9	0.1	(15.1)	0.0	247.1	0.1
Construction	674.8	6.1	1.6	1.2	673.2	4.9
Utilities	2,866.3	12.2	59.9	10.6	2,806.3	1.5
Communication	1,480.1	9.7	197.1	(5.7)	1,283.0	15.5
Transportation & Postal Industry	2,244.6	9.4	(54.7)	(0.9)	2,299.4	10.3
Wholesale & Retail	5,042.2	112.1	166.9	4.7	4,875.3	107.4
Finance & Insurance	8,134.4	6.5	182.4	(4.1)	7,952.0	10.7
Real Estate	8,350.0	32.2	201.9	3.0	8,148.1	29.2
Commodity Lease	2,576.8	1.6	308.9	(0.2)	2,267.8	1.8
Service Industries	2,950.8	70.7	77.5	5.1	2,873.2	65.6
Local Governments	777.5	2.7	(22.9)	(0.0)	800.4	2.7
Governments	1,414.5	—	(149.9)	—	1,564.4	—
Other	11,720.6	80.2	(431.8)	(7.2)	12,152.4	87.5
Overseas Total (including Loans Booked Offshore)	23,416.9	90.6	790.6	4.0	22,626.2	86.5
Governments	367.5	—	21.4	—	346.0	—
Financial Institutions	8,310.1	—	382.4	—	7,927.7	—
Other	14,739.2	90.6	386.7	4.0	14,352.4	86.5

Total	81,503.2	570.0	1,442.3	50.4	80,060.9	519.5

◾	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of September 30, 2019: ¥930.0 billion (from MHBK)
As of March 31, 2019: ¥945.5 billion (from MHBK)
◾

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-29

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of September 30, 2019				As of March 31, 2019
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans

Domestic Total (excluding Loans Booked Offshore)	54,072.0	472.1	649.2	46.6	53,422.7	425.4
Manufacturing	9,097.4	133.9	141.0	39.7	8,956.3	94.1
Agriculture & Forestry	49.8	0.7	2.3	0.5	47.4	0.2
Fishery	2.4	—	0.2	—	2.1	—
Mining, Quarrying Industry & Gravel Extraction Industry	229.9	0.1	(14.9)	0.0	244.9	0.1
Construction	637.1	6.0	1.5	1.2	635.5	4.7
Utilities	2,591.0	12.2	63.0	10.6	2,528.0	1.5
Communication	1,352.8	9.7	188.6	(5.7)	1,164.2	15.5
Transportation & Postal Industry	2,042.2	9.4	(43.6)	(0.9)	2,085.8	10.3
Wholesale & Retail	4,873.6	111.1	171.7	4.1	4,701.9	106.9
Finance & Insurance	7,594.7	6.5	104.0	(4.1)	7,490.7	10.7
Real Estate	7,147.5	32.2	172.5	3.5	6,975.0	28.7
Commodity Lease	2,346.5	1.6	312.3	(0.2)	2,034.2	1.8
Service Industries	2,900.3	70.7	84.1	5.1	2,816.1	65.5
Local Governments	769.8	—	(21.7)	—	791.6	—
Governments	1,320.6	—	(143.7)	—	1,464.3	—
Other	11,115.7	77.5	(368.1)	(7.2)	11,483.9	84.8
Overseas Total (including Loans Booked Offshore)	23,415.5	90.6	790.9	4.0	22,624.6	86.5
Governments	367.5	—	21.4	—	346.0	—
Financial Institutions	8,310.1	—	382.4	—	7,927.7	—
Other	14,737.8	90.6	387.0	4.0	14,350.8	86.5

Total	77,487.5	562.7	1,440.2	50.7	76,047.3	512.0

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,014.3	7.2	2.3	(0.2)	4,011.9	7.5
Manufacturing	471.3	0.6	(14.1)	(0.3)	485.5	0.9
Agriculture & Forestry	0.1	—	0.1	—	—	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.0	—	(0.1)	—	2.1	—
Construction	37.6	0.1	0.0	(0.0)	37.6	0.1
Utilities	275.2	—	(3.0)	—	278.3	—
Communication	127.3	—	8.5	—	118.8	—
Transportation & Postal Industry	202.4	—	(11.0)	—	213.5	—
Wholesale & Retail	168.6	1.0	(4.7)	0.5	173.3	0.4
Finance & Insurance	539.6	—	78.4	—	461.2	—
Real Estate	1,202.5	—	29.4	(0.4)	1,173.1	0.4
Commodity Lease	230.2	—	(3.3)	—	233.6	—
Service Industries	50.4	0.0	(6.6)	(0.0)	57.1	0.0
Local Governments	7.6	2.7	(1.1)	(0.0)	8.7	2.7
Governments	93.8	—	(6.1)	—	100.0	—
Other	604.8	2.7	(63.6)	0.0	668.5	2.6
Overseas Total (including Loans Booked Offshore)	1.3	—	(0.2)	—	1.6	—
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	1.3	—	(0.2)	—	1.6	—

Total	4,015.6	7.2	2.1	(0.2)	4,013.5	7.5

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-30

Mizuho Financial Group, Inc.

(2) Non Performing Loans basaed on the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2019				As of March 31, 2019
			Change
	Non Performing Loans basaed on the FRA	Coverage Ratio	Non Performing Loans basaed on the FRA	Coverage Ratio	Non Performing Loans basaed on the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	494.5	73.8	42.1	2.2	452.4	71.6
Manufacturing	144.2	77.5	36.5	10.7	107.6	66.8
Agriculture & Forestry	0.7	36.6	0.5	(28.1)	0.2	64.8
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	0.6	95.1	(0.0)	5.3	0.6	89.7
Construction	6.5	69.8	1.5	(3.2)	5.0	73.1
Utilities	12.2	41.0	10.6	(23.1)	1.5	64.1
Communication	10.0	69.9	(6.0)	4.8	16.0	65.1
Transportation & Postal Industry	9.5	65.9	(0.7)	(3.1)	10.3	69.1
Wholesale & Retail	115.1	61.4	5.6	(0.2)	109.4	61.7
Finance & Insurance	6.5	72.5	(4.1)	3.5	10.7	68.9
Real Estate	31.0	83.0	0.0	(1.6)	31.0	84.6
Commodity Lease	1.7	70.7	(0.2)	(0.8)	1.9	71.6
Service Industries	73.1	69.6	7.0	4.6	66.1	64.9
Local Governments	2.7	100.0	(0.0)	—	2.7	100.0
Other	80.2	91.5	(8.5)	0.6	88.7	90.8
Overseas Total (including Loans Booked Offshore)	110.1	85.3	2.1	25.5	108.0	59.8
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	110.1	85.3	2.1	25.5	108.0	59.8
Total	604.7	75.9	44.2	6.6	560.4	69.3

Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-31

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2019		As of March 31, 2019
		Change
Housing and Consumer Loans	9,428.1	(233.8)	9,661.9
Housing Loans for owner’s residential housing	8,623.1	(168.2)	8,791.4

Mizuho Bank

Housing and Consumer Loans	9,349.7	(227.4)	9,577.2
Housing Loans	8,769.1	(186.6)	8,955.7
for owner’s residential housing	8,550.8	(162.4)	8,713.2
Consumer loans	580.6	(40.8)	621.4

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	78.4	(6.3)	84.7
Housing Loans for owner’s residential housing	72.3	(5.8)	78.1
Above figures are aggregate banking and trust account amounts. (2) Loans to SMEs and Individual Customers Non-Consolidated Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2019		As of March 31, 2019
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.5	(0.2)	57.7
Loans to SMEs and Individual Customers	33,411.8	225.3	33,186.5

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.1	(0.2)	58.4
Loans to SMEs and Individual Customers	31,448.6	232.4	31,216.1

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	48.9	(0.2)	49.1
Loans to SMEs and Individual Customers	1,963.2	(7.1)	1,970.3

•	Above figures are aggregate banking and trust account amounts.

•	Above figures do not include loans booked at overseas offices and offshore loans.
•	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2019				As of March 31, 2019
		Non-Accrual, Past Due & Restructured Loans	Change
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	7,994.3	31.5	144.3	(0.3)	7,849.9	31.8
Hong Kong	1,843.2	0.8	(6.5)	(1.6)	1,849.7	2.4
South Korea	632.2	—	(87.3)	—	719.6	—
Singapore	1,203.7	28.4	(31.9)	2.4	1,235.7	25.9
Thailand	1,062.2	0.5	26.5	0.0	1,035.7	0.4
Central and South America	4,029.8	18.3	331.2	(8.7)	3,698.6	27.0
North America	7,146.6	61.2	417.9	2.6	6,728.7	58.5
Eastern Europe	258.8	—	26.3	—	232.4	—
Western Europe	3,707.4	2.2	(43.3)	0.7	3,750.8	1.4
Other	3,080.6	8.6	(55.7)	(0.3)	3,136.4	8.9
Total	26,217.8	121.8	820.7	(6.0)	25,397.0	127.9

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2019 to September 30, 2024)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	2,120.0
Income before Income Taxes	2	2,551.0
Tax Adjustments (1)	3	(208.6)
Taxable Income before Current Deductible Temporary Differences (2)	4	2,342.3

Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	717.2

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2019.

Reference: Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2015	496.0
Fiscal 2016	442.3
Fiscal 2017	379.9
Fiscal 2018	267.2
First Half of Fiscal 2019 (estimate)	215.0

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
•	Figure for the first half of fiscal 2019 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2019		As of March 31, 2019
			Change
Reserves for Possible Losses on Loans	7	89.4	2.3	87.1
Impairment of Securities	8	131.1	1.3	129.8
Net Unrealized Losses on Other Securities	9	17.7	5.4	12.3
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	189.0	(11.2)	200.3
Net Deferred Hedge Losses	12	—	(17.8)	17.8
Tax Losses Carried Forward	13	—	—	—
Other	14	272.1	7.3	264.7

Total Deferred Tax Assets	15	699.5	(12.6)	712.2

Valuation Allowance	16	(146.8)	(2.0)	(144.8)

Sub-Total [ 15 + 16 ]	17	552.6	(14.7)	567.3

Amount related to Retirement Benefits Accounting (1)	18	(158.1)	(10.5)	(147.5)
Net Unrealized Gains on Other Securities	19	(380.6)	29.9	(410.6)
Net Deferred Hedge Gains	20	(13.5)	(13.5)	—
Other	21	(36.4)	1.0	(37.5)

Total Deferred Tax Liabilities	22	(588.8)	6.9	(595.7)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(36.1)	(7.8)	(28.3)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities (2)	24	(383.4)	28.6	(412.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(13.5)	(31.4)	17.8
Tax effects related to others	26	360.9	(5.0)	365.9

(1)	Amount related to Retirement Benefits Accounting includes ¥(57.9) billion related to gains on securities contributed to employee retirement benefit trust.
(2)	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

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Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2019 to September 30, 2024)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	229.7
Income before Income Taxes	2	242.3
Tax Adjustments (1)	3	(38.8)
Taxable Income before Current Deductible Temporary Differences (2)	4	203.5

Effective Statutory Tax Rate	5	30.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	62.2

(1)	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
(2)	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2019.

Reference: Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2015	45.1
Fiscal 2016	52.1
Fiscal 2017	40.5
Fiscal 2018	39.0
First Half of Fiscal 2019 (estimate)	9.0

•	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
•	Figure for the first half of fiscal 2019 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2019		As of March 31, 2019
			Change
Reserves for Possible Losses on Loans	7	0.7	(0.0)	0.8
Impairment of Securities	8	9.8	0.9	8.9
Net Unrealized Losses on Other Securities	9	0.3	0.1	0.2
Reserve for Employee Retirement Benefits	10	8.6	(1.1)	9.8
Net Deferred Hedge Losses	11	1.1	0.4	0.7
Tax Losses Carried Forward	12	—	—	—
Other	13	4.6	(2.4)	7.0

Total Deferred Tax Assets	14	25.5	(2.1)	27.6

Valuation Allowance	15	(10.6)	(1.1)	(9.4)

Sub-Total [ 14 + 15 ]	16	14.8	(3.2)	18.1

Amount related to Retirement Benefits Accounting (1)	17	(4.5)	—	(4.5)
Net Unrealized Gains on Other Securities	18	(18.4)	1.2	(19.6)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(0.3)	0.1	(0.5)

Total Deferred Tax Liabilities	21	(23.3)	1.3	(24.7)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(8.5)	(1.8)	(6.6)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities (2)	23	(18.5)	1.2	(19.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	1.1	0.4	0.7
Tax effects related to others	25	8.8	(3.5)	12.4

(1)	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
(2)	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

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Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
	As of September 30, 2019		As of March 31, 2019
Aggregate Figures for the 2 Banks		Change

Deposits	102,267.6	612.4	101,655.1

Individual Deposits	44,471.6	512.1	43,959.4
Corporate Deposits	49,849.8	(357.3)	50,207.1
Financial/Government Institutions	7,946.1	457.5	7,488.5
Mizuho Bank
Deposits	98,883.4	472.2	98,411.2

Individual Deposits	43,596.0	550.1	43,045.9
Corporate Deposits	48,456.3	(377.5)	48,833.8
Financial/Government Institutions	6,831.0	299.6	6,531.4
Mizuho Trust & Banking
Deposits	3,384.1	140.2	3,243.8

Individual Deposits	875.6	(37.9)	913.5
Corporate Deposits	1,393.4	20.2	1,373.2
Financial/Government Institutions	1,115.0	157.9	957.0

Above figures do not include deposits booked at overseas offices and offshore deposits.

As for Mizuho Trust & Banking, parts of Deposits which have been included in Financial/Government Institutions are included in Corporate Deposits.

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Mizuho Financial Group, Inc.

2. Number of Directors and Employees

(1) Number of Directors

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of September 30, 2019		As of March 31, 2019
		Change
Directors, Executive Officers as defined in the Companies Act, and Auditors	49	(15)	64
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	128	—	128
The above numbers have been adjusted for those who are doubling other positions. (2) Number of Employees Consolidated
	As of September 30, 2019		As of March 31, 2019
		Change
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	59,116	(16)	59,132
Average number of temporary employees	17,036	(671)	17,707

The number of Employees excludes employees seconded outside the company and includes employees seconded from outside the company in each consolidated subsidiary. That number also includes overseas local staff but excludes advisers and temporary employees.

3. Number of Offices

Domestic: The 2 Banks and Mizuho Securities

	As of September 30, 2019		As of March 31, 2019
		Change
Mizuho Bank	464	—	464
Mizuho Trust & Banking	60	—	60
Mizuho Securities	259	—	259

The above numbers are the numbers of head office, domestic branches (excluding branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1), and pension plan advisory offices (1)), domestic sub-branches, and others.

Overseas: The 2 Banks and Mizuho Securities

	As of September 30, 2019		As of March 31, 2019
		Change
Mizuho Bank	48	—	48
Mizuho Trust & Banking	—	—	—
Mizuho Securities	2	—	2
The above numbers are the numbers of overseas branches or relevant offices, and overseas representative offices.

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Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2019

Consolidated

	(Billions of yen)
	Fiscal 2019
Ordinary Profits	700.0
Profit Attributable to Owners of Parent	470.0

Non-Consolidated
Mizuho Bank, Mizuho Trust & Banking
	(Billions of yen)
	Fiscal 2019
	Aggregate Figures for the 2 Banks	MHBK	MHTB *
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF	475.0	435.0	40.0
Ordinary Profits	560.0	515.0	45.0
Net Income	385.0	355.0	30.0

Credit-related Costs	(55.0)	(55.0)	—

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

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Mizuho Bank, Ltd.

Attachments

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥40,983,746	¥42,044,263	¥(1,060,516)
Call Loans	726,950	516,085	210,864
Receivables under Resale Agreements	4,324,081	4,226,040	98,040
Guarantee Deposits Paid under Securities Borrowing Transactions	52,192	100,501	(48,308)
Other Debt Purchased	466,694	491,276	(24,581)
Trading Assets	4,765,132	3,708,952	1,056,179
Money Held in Trust	503	503	0
Securities	30,130,185	29,475,876	654,308
Loans and Bills Discounted	77,487,596	76,047,363	1,440,232
Foreign Exchange Assets	1,749,991	2,043,874	(293,883)
Derivatives other than for Trading	4,781,280	3,192,132	1,589,148
Other Assets	2,691,391	2,705,113	(13,721)
Tangible Fixed Assets	716,969	729,129	(12,160)
Intangible Fixed Assets	351,957	354,116	(2,158)
Prepaid Pension Cost	516,371	481,875	34,495
Customers’ Liabilities for Acceptances and Guarantees	6,295,463	6,492,905	(197,441)
Reserves for Possible Losses on Loans	(237,869)	(242,076)	4,207
Reserve for Possible Losses on Investments	(926)	(370)	(556)

Total Assets	¥175,801,713	¥172,367,564	¥3,434,148

Liabilities
Deposits	¥120,786,061	¥119,411,223	¥1,374,838
Negotiable Certificates of Deposit	13,166,694	12,912,548	254,145
Call Money	1,114,214	1,308,045	(193,830)
Payables under Repurchase Agreements	6,186,269	5,162,334	1,023,934
Guarantee Deposits Received under Securities Lending Transactions	769,492	305,032	464,459
Commercial Paper	654,854	941,181	(286,326)
Trading Liabilities	3,355,069	2,577,856	777,213
Borrowed Money	7,559,762	7,998,715	(438,953)
Foreign Exchange Liabilities	775,044	925,879	(150,835)
Bonds and Notes	1,393,662	1,968,205	(574,542)
Derivatives other than for Trading	4,486,971	3,031,284	1,455,687
Other Liabilities	1,893,126	2,138,527	(245,401)
Reserve for Bonus Payments	14,249	22,362	(8,113)
Reserve for Variable Compensation	382	1,100	(717)
Reserve for Possible Losses on Sales of Loans	541	630	(89)
Reserve for Contingencies	299	100	198
Reserve for Reimbursement of Deposits	14,100	16,987	(2,887)
Reserve for Reimbursement of Debentures	20,731	25,566	(4,834)
Deferred Tax Liabilities	36,146	28,338	7,807
Deferred Tax Liabilities for Revaluation Reserve for Land	63,290	63,315	(24)
Acceptances and Guarantees	6,295,463	6,492,905	(197,441)

Total Liabilities	168,586,430	165,332,144	3,254,285

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,382,926	2,163,735	219,191
Appropriated Reserve	315,177	315,177	0
Other Retained Earnings	2,067,749	1,848,557	219,191
Retained Earnings Brought Forward	2,067,749	1,848,557	219,191

Total Shareholders’ Equity	6,073,320	5,854,129	219,191

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	955,215	1,071,157	(115,942)
Net Deferred Hedge Gains (Losses), net of Taxes	49,029	(27,639)	76,669
Revaluation Reserve for Land, net of Taxes	137,716	137,772	(55)

Total Valuation and Translation Adjustments	1,141,962	1,181,291	(39,328)

Total Net Assets	7,215,282	7,035,420	179,862

Total Liabilities and Net Assets	¥175,801,713	¥172,367,564	¥3,434,148

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Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2019 (A)	For the six months ended September 30, 2018 (B)	Change (A) - (B)
Ordinary Income	¥1,388,581	¥1,396,161	¥(7,580)
Interest Income	867,423	818,644	48,778
Interest on Loans and Bills Discounted	582,940	541,723	41,216
Interest and Dividends on Securities	134,804	151,798	(16,993)
Fee and Commission Income	227,012	226,678	333
Trading Income	67,321	29,178	38,142
Other Operating Income	140,491	104,764	35,726
Other Ordinary Income	86,333	216,895	(130,562)

Ordinary Expenses	1,093,174	1,056,389	36,785
Interest Expenses	541,399	471,710	69,688
Interest on Deposits	245,799	202,364	43,434
Fee and Commission Expenses	48,740	50,986	(2,245)
Trading Expenses	76	—	76
Other Operating Expenses	42,862	19,547	23,315
General and Administrative Expenses	383,927	422,135	(38,208)
Other Ordinary Expenses	76,167	92,009	(15,842)

Ordinary Profits	295,407	339,772	(44,365)

Extraordinary Gains	336	10,176	(9,839)

Extraordinary Losses	5,638	3,272	2,365

Income before Income Taxes	290,105	346,676	(56,570)
Income Taxes:
Current	65,965	93,968	(28,003)
Deferred	5,004	5,459	(455)

Net Income	¥219,135	¥247,247	¥(28,112)

2-40

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,188,610	¥2,434,150	¥(245,539)
Call Loans	—	24,417	(24,417)
Guarantee Deposits Paid under Securities Borrowing Transactions	286,581	332,116	(45,535)
Other Debt Purchased	7,135	6,692	443
Trading Assets	149,473	111,667	37,806
Money Held in Trust	6,445	4,641	1,803
Securities	866,541	841,621	24,919
Loans and Bills Discounted	3,370,722	3,355,173	15,549
Foreign Exchange Assets	2,421	4,073	(1,652)
Other Assets	254,047	188,381	65,665
Tangible Fixed Assets	19,927	20,559	(632)
Intangible Fixed Assets	31,802	32,664	(861)
Prepaid Pension Cost	60,339	55,766	4,572
Customers’ Liabilities for Acceptances and Guarantees	19,476	16,885	2,590
Reserves for Possible Losses on Loans	(2,111)	(2,324)	213

Total Assets	¥7,261,411	¥7,426,486	¥(165,074)

Liabilities
Deposits	¥3,385,851	¥3,253,498	¥132,352
Negotiable Certificates of Deposit	483,880	566,110	(82,230)
Call Money	792,423	947,104	(154,681)
Payables under Repurchase Agreements	—	22,198	(22,198)
Guarantee Deposits Received under Securities Lending Transactions	403,633	362,246	41,387
Trading Liabilities	146,649	107,096	39,552
Borrowed Money	307,358	379,706	(72,348)
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,114,501	1,102,073	12,427
Other Liabilities	21,553	68,806	(47,253)
Reserve for Bonus Payments	2,125	2,125	0
Reserve for Variable Compensation	184	467	(283)
Reserve for Reimbursement of Deposits	1,787	2,081	(293)
Deferred Tax Liabilities	8,501	6,631	1,869
Acceptances and Guarantees	19,476	16,885	2,590

Total Liabilities	6,697,925	6,847,033	(149,107)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	233,628	241,889	(8,261)
Appropriated Reserve	41,484	36,719	4,764
Other Retained Earnings	192,144	205,170	(13,026)
Retained Earnings Brought Forward	192,144	205,170	(13,026)

Total Shareholders’ Equity	496,503	504,764	(8,261)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	69,511	76,295	(6,784)
Net Deferred Hedge Gains (Losses), net of Taxes	(2,529)	(1,608)	(920)

Total Valuation and Translation Adjustments	66,982	74,687	(7,705)

Total Net Assets	563,486	579,452	(15,966)

Total Liabilities and Net Assets	¥7,261,411	¥7,426,486	¥(165,074)

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Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2019 (A)	For the six months ended September 30, 2018 (B)	Change (A) - (B)
Ordinary Income	¥95,561	¥99,992	¥(4,431)
Fiduciary Income	27,919	27,593	325
Interest Income	20,261	21,673	(1,411)
Interest on Loans and Bills Discounted	12,647	13,454	(806)
Interest and Dividends on Securities	6,532	7,107	(574)
Fee and Commission Income	29,143	29,752	(608)
Trading Income	508	1,024	(515)
Other Operating Income	15,278	4,159	11,119
Other Ordinary Income	2,449	15,788	(13,338)

Ordinary Expenses	73,859	71,963	1,895
Interest Expenses	6,801	7,985	(1,183)
Interest on Deposits	350	604	(254)
Fee and Commission Expenses	17,601	16,448	1,152
Trading Expenses	13	9	3
Other Operating Expenses	3,862	1,479	2,382
General and Administrative Expenses	39,656	41,268	(1,612)
Other Ordinary Expenses	5,923	4,772	1,151

Ordinary Profits	21,702	28,028	(6,326)

Extraordinary Gains	907	82	825

Extraordinary Losses	420	112	308

Income before Income Taxes	22,188	27,997	(5,808)
Income Taxes:
Current	3,107	5,005	(1,897)
Deferred	3,519	2,445	1,073

Net Income	¥15,562	¥20,546	¥(4,984)

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Mizuho Trust & Banking Co., Ltd.

Reference

Statement of Trust Assets and Liabilities

As of September 30, 2019	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	644,939	Money Trusts	23,313,348
Securities	157,946	Pension Trusts	3,515,058
Beneficiary Rights to the Trusts	62,185,662	Property Formation Benefit Trusts	4,506
Securities held in Custody Accounts	483,313	Investment Trusts	18,096,934
Money Claims	5,375,735	Money Entrusted Other than Money Trusts	1,689,517
Tangible Fixed Assets	7,780,011	Securities Trusts	13,752,513
Intangible Fixed Assets	361,130	Money Claims Trusts	4,240,172
Other Claims	121,340	Land and Fixtures Trusts	429,678
Due from Banking Account	1,114,501	Composite Trusts	13,641,969
Cash and Due from Banks	464,453	Other Trusts	5,335

Total	78,689,033	Total	78,689,033

Notes:
1. The statement is exclusive of the Trusts that are difficult to value monetarily.
2. Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥60,254,503 million.
3. Joint trust assets under the management of other companies: ¥273,785 million
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4. Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥9,332 million. Of this amount, Balance of Non-Accrual Delinquent Loans is ¥2,764 million.

Reference: Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	9,332	Principal	876,963
Securities	1	Reserve	28
Others	867,741	Others	83

Total	877,076	Total	877,076

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Mizuho Trust & Banking Co., Ltd.

Reference

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Total Amount of Funds	30,702,644	29,169,953	1,532,690
Deposits	3,385,851	3,253,498	132,352
Negotiable Certificates of Deposit	483,880	566,110	(82,230)
Money Trusts	23,313,348	22,197,075	1,116,272
Pension Trusts	3,515,058	3,148,711	366,347
Property Formation Benefit Trusts	4,506	4,558	(51)
Loans and Bills Discounted	4,015,662	4,013,541	2,120
of Banking accounts	3,370,722	3,355,173	15,549
of Trust accounts	644,939	658,368	(13,429)
Securities for Investments	1,024,487	1,023,278	1,208
of Banking accounts	866,541	841,621	24,919
of Trust accounts	157,946	181,657	(23,710)

2-44

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥322,459	¥388,516	¥(66,056)
Cash Segregated as Deposits for Customers and Others	327,387	335,712	(8,325)
Trading Assets	7,301,302	6,061,110	1,240,191
Receivables—Unsettled Trades	153,968	—	153,968
Operating Investment Securities	32,201	28,640	3,560
Receivables Related to Margin Transactions	24,627	34,162	(9,535)
Collateralized Short-Term Financing Agreements-Receivable	4,819,856	3,871,953	947,902
Advances Paid	603	488	114
Securities: Fail to Deliver	15,711	9,613	6,097
Short-Term Loans Receivable	46,891	52,652	(5,761)
Other Current Assets	463,750	434,483	29,267
Less: Allowance for Doubtful Accounts	(3)	(3)	0
Noncurrent Assets
Property and Equipment	11,740	12,527	(786)
Intangible Assets	50,023	50,829	(805)
Investments and Other Assets	304,964	315,137	(10,172)

Total Assets	¥13,875,486	¥11,595,825	¥2,279,660

Liabilities
Current Liabilities
Trading Liabilities	¥5,647,349	¥4,340,952	¥1,306,397
Payables—Unsettled Trades	—	36,888	(36,888)
Payables Related to Margin Transactions	61,113	53,591	7,521
Collateralized Short-Term Financing Agreements-Payable	4,756,304	3,575,497	1,180,807
Deposits Received	294,385	308,251	(13,865)
Guarantee Deposits Received	342,089	297,472	44,616
Securities: Fail to Receive	28,803	2,064	26,739
Short-Term Borrowings	556,767	773,484	(216,717)
Commercial Paper	319,000	333,200	(14,200)
Bonds and Notes Due within One Year	118,186	76,393	41,792
Lease Obligations	—	174	(174)
Income Taxes Payable	2,269	2,220	49
Accrued Employees’ Bonuses	6,327	9,359	(3,031)
Provision for Variable Compensation	463	927	(463)
Provision for Bonus Point Redemption	826	686	140
Other Current Liabilities	40,764	40,800	(35)
Noncurrent Liabilities
Bonds and Notes	670,218	679,688	(9,470)
Long-Term Borrowings	132,000	173,000	(41,000)
Provision for Retirement Benefits	19,481	19,799	(317)
Other Noncurrent Liabilities	2,175	2,263	(87)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,472	2,473	(0)

Total Liabilities	13,001,001	10,729,189	2,271,811

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid—in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	354,325	346,585	7,740
Other Retained Earnings	354,325	346,585	7,740
Retained Earnings Brought Forward	354,325	346,585	7,740

Total Shareholders’ Equity	861,142	853,401	7,740

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	23,129	23,023	105
Net Deferred Gains or Losses on Hedges, net of Tax	(9,786)	(9,789)	3

Total Valuation and Translation Adjustments	13,343	13,233	109

Total Net Assets	874,485	866,635	7,849

Total Liabilities and Net Assets	¥13,875,486	¥11,595,825	¥2,279,660

2-45

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the six months ended September 30, 2019 (A)	For the six months ended September 30, 2018 (B)	Change (A) - (B)
Operating Revenues	¥171,759	¥180,658	¥(8,899)
Commissions	72,003	75,522	(3,518)
Net Gain on Trading	50,169	52,680	(2,511)
Net Gain on Operating Investment Securities	2,163	4,382	(2,218)
Interest and Dividend Income	47,423	48,073	(650)

Interest Expenses	44,926	36,504	8,422

Net Operating Revenues	126,833	144,154	(17,321)

Selling, General and Administrative Expenses	113,688	120,100	(6,411)
Transaction-Related Expenses	26,083	26,776	(692)
Personnel Expenses	41,300	44,747	(3,447)
Real Estate Expenses	11,842	12,593	(750)
Administrative Expenses	21,153	22,496	(1,343)
Depreciation and Amortization	9,458	9,258	200
Taxes and Dues	2,294	2,633	(339)
Provision of Allowance for Doubtful Accounts	(25)	22	(48)
Other	1,581	1,571	9

Operating Income	13,144	24,054	(10,909)

Non-Operating Income	3,479	7,943	(4,464)
Non-Operating Expenses	67	131	(63)

Ordinary Income	16,556	31,867	(15,310)

Extraordinary Gain	185	2,350	(2,164)

Extraordinary Loss	464	533	(68)

Income before Income Taxes	16,276	33,683	(17,406)
Income Taxes:
Current	1,263	2,982	(1,719)
Deferred	2,739	1,717	1,021

Net Income	¥12,274	¥28,983	¥(16,708)

2-46